

CUTTING EDGE SUPERCONDUCTORS INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

(Unaudited)

Koogwon Kwun CPA & Associates, Inc

Certified Public Accountant Lic.#84708

869 S. Irolo St Los Angeles, CA 90005 | +1-213-480-0070 | kkwuncpa@yahoo.com

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Independent Accountant's Review Report

To the Board of Directors of Cutting Edge Superconductors Inc.

We have reviewed the accompanying financial statements of Cutting Edge Superconductors Inc., which comprise the balance sheet as of December 31, 2022 and December 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Cutting Edge Superconductors Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Koogwon Kwun CPA & Associates, Inc
Certified Public Accountant Lic.#84708
869 S. Irolo St Los Angeles, CA 90005 | +1-213-480-0070 | kkwuncpa@yahoo.com

Koogwon Kwun

Koogwon Kwun CPA & Associates, Inc.
Los Angeles, California
May, 31 2023

"Unaudited"

CUTTING EDGE SUPERCONDUCTORS INC
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Accounts Receivable	$ -	$ -
Cash and Cash Equivalents	2,307.98	7,983.79
TOTAL CURRENT ASSETS	2,307.98	7,983.79
NON-CURRENT ASSETS		
Intangible Assets	152,526.00	152,526.00
Accumulated Amortization	(15,252.60)	(7,626.30)
TOTAL NON-CURRENT ASSETS	137,273.40	144,899.70
TOTAL ASSETS	$ 139,581.38	$ 152,883.49
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ -	$ -
TOTAL CURRENT LIABILITIES	-	-
NON-CURRENT LIABILITIES		
SBA LOAN	4,500.00	4,500.00
Loan from Shareholders	223,677.91	202,777.91
TOTAL NON-CURRENT LIABILITIES	228,177.91	207,277.91
TOTAL LIABILITIES	228,177.91	207,277.91
SHAREHOLDERS' EQUITY		
Common Stock	10,000.00	10,000.00
Accumulated Deficit	(64,394.42)	(47,846.00)
Current Income(Loss)	(34,202.11)	(16,548.42)
TOTAL SHAREHOLDERS' EQUITY	(88,596.53)	(54,394.42)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 139,581.38	$ 152,883.49

CUTTING EDGE SUPERCONDUCTORS INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
OPERATING INCOME		
	$ -	$ -
	-	-
OPERATING EXPENSE		
Amortization	7,626.30	7,626.30
Bank Charge	3,415.25	943.70
Insurance	321.60	510.46
License & Permit	749.66	148.59
Office Expense	-	43.80
Patent Maintenance	12,538.01	7,381.10
Professional Fees	15,147.39	9,712.00
Rent	3,896.20	4,855.83
Repair & Maintenance	665.60	-
R&D Expense	6,427.60	6,264.93
Shipping Delivery	157.80	608.94
Software	-	55.74
Utilities	373.64	450.09
	51,319.05	38,601.48
NET INCOME(LOSS) FROM OPERATION	(51,319.05)	(38,601.48)
OTHER INCOME		
Grant	17,380.94	22,619.06
	17,380.94	22,619.06
OTHER EXPENSE		
Interest Expense	264.00	66.00
Taxes	-	500.00
	264.00	566.00
NET INCOME (LOSS)	$ (34,202.11)	$ (16,548.42)

CUTTING EDGE SUPERCONDUCTORS INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

		2022		2021
CASH FLOWS FROM OPERATING ACTIVIES				
Net Loss for the Period	$	(34,202.11)	$	(16,548.42)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Amortization	$	7,626.30	$	7,626.30
Net Cash Flows From Operating Activities		(26,575.81)		(8,922.12)
CASH FLOWS FROM INVESTING ACTIVIES				
		-		-
Net Cash Flows From Investing Activities		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds(Repayment) of Borrowings		20,900.00		15,343.65
Net Cash Flows From Financing Activities		20,900.00		15,343.65
CASH AT BEGINNING OF PERIOD		7,983.79		1,562.26
NET INCREASE (DECREASE) IN CASH		(5,675.81)		6,421.53
CASH AT END OF PERIOD	$	2,307.98	$	7,983.79

CUTTING EDGE SUPERCONDUCTORS INC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock		Option Grants	Additional Paid in Capital	Retainded Deficit	Total Shareholders' Equity
	No. of Shares	$ Amount				
Balance at December 31, 2020	125,000,000	$ 10,000.00	$ -	$ -	$ (47,846.00)	$ (37,846.00)
Issuance of Stock	-					$ -
Net Income					$ (16,548.42)	$ (16,548.42)
Balance at December 31, 2021	125,000,000	$ 10,000.00	$ -	$ -	$ (64,394.42)	$ (54,394.42)
Issuance of Stock						
Net Income					$ (34,202.11)	$ (34,202.11)
Balance at December 31, 2022	125,000,000	$ 10,000.00	$ -	$ -	$ (98,596.53)	$ (88,596.53)

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Cutting Edge Superconductors Inc. is a corporation organized in Puerto Rico. The company is producing enhanced MgB2 wires, based on our worldwide patented technology, improving superconductor performance on crucial equipment's such as MRI's scanners.

NOTE B – GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $34,202.11 and 2021 of $16,548.42.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern.

The Company plans to raise funds to continue operations through Puerto Rico Government and Netcapital.com. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company currently is developing products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property. These include patents, the company developed over the years and will be depreciated over management's estimate of the asset's useful life.

Intangible assets consist of fees paid to secure several patents. As of December 31, 2022, the Company has two patents approved by the United States Patent and several countries.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be

identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company's sources of revenue will be:
   a) Royalty from Patents
   b) Sales on Patents
   c) Sales on Samples or Products

R&D expense

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value Measurements

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - EQUITY

The Company is issued 125,000,000 shares of $0.00008 par value Common Stock. Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference. As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Common Stock: 125,000,000 Shares Outstanding

NOTE E - DEBT

At December 31, 2022, the balance of the Loan from Shareholder is $223,677.91. The owner has invested the entire amount since the company was incorporated. The loan is non-interest bearing. The loan has been reflected as non-current liabilities on the balance sheet. Shareholder has agreed to provide additional funds if needed.

NOTE F – RELATED PARTY

There are no related party transactions.